Filed by Be Incorporated
                                Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b)
                                       under the Securities Exchange Act of 1934
                                                Subject Company: Be Incorporated
                                                   Commission File No. 000-26387



BE INCORPORATED TO DISCUSS PROPOSED STOCKHOLDER RESOLUTIONS
Investor Conference Call On Thursday, October 25, 2001

MENLOPARK -- October 18, 2001 -Be Incorporated (Nasdaq: BEOS) today announced it will host an investor conference call on Thursday, October 25, 2001 at 11:00 am PST (2:00 pm EST) to discuss matters related to the Special Meeting of Stockholders scheduled for November 12, 2001. As previously announced on October 9, 2001, Be's stockholders are being asked to vote on (1) the proposed sale of substantially all of Be's intellectual property and other technology assets to ECA Subsidiary Acquisition Company, a wholly owned subsidiary of Palm, Inc., and
(2) the subsequent plan of dissolution for Be.

Be's management and board of directors urge Be's stockholders to vote FOR each of the proposals as soon as possible. Both proposals need to be approved by a majority of the outstanding shares of common stock. Stockholders who fail to return their proxy cards or fail to vote via phone or the internet will have the same effect as voting AGAINST the asset sale and the dissolution. If either the asset sale or the dissolution is not approved, it is likely that Be will file for, or will be forced to resort to, bankruptcy protection.

The prospectus/proxy statement was mailed on or about October 10, 2001 to Be stockholders of record on October 4, 2001. If you encounter any problems or need assistance with voting your shares, please call our proxy solicitor, Kevin Schwicardi with N.S. Taylor & Associates, Inc., toll free 1.866.470.4300 or collect 1.207.564.8700.

It is also anticipated Be Incorporated's third quarter results will be announced on the day of the conference call. The conference call can be accessed by dialing 1.888.423.3280 ten minutes prior to the call and asking for the Be Incorporated conference call. International participants may dial +1 612.288.0340.

An audio replay of the call (access code: 608342) will be available following the conclusion of the call by dialing 1.800.475.6701. International participants can access the audio replay at +1 320.365.3844. The audio replay of the call will be available until October 31, 2001.


Stockholders of Be Incorporated are urged to read the prospectus/proxy statement when they receive it and any other relevant documents filed with the Securities and Exchange Commission ("SEC") by Be Incorporated and Palm, Inc. because they contain important information. You may obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by Be Incorporated with the SEC can be obtained by contacting Be Incorporated at the following address and telephone number: Shareholder Relations, 800 El Camino Real, Menlo Park, California 94025, telephone: 1.650.462.4100. Please read the prospectus/proxy statement carefully before making a decision concerning the dissolution of Be and the sale of Be assets to ECA Subsidiary Acquisition Company, a wholly owned subsidiary of Palm, Inc. Be, its officers, directors, employees and agents will be soliciting proxies from Be stockholders in connection with the asset sale. Information concerning the participants in the solicitation is set forth in the prospectus/proxy statement.


For more information contact:
Be Incorporated
P.C. Berndt,
Chief Financial Officer
650/462-4100
investors@be.com